

Mail Stop 4561

July 28, 2017

Mark D. Ein
Chief Executive Officer
Capitol Investment Corp. IV
509 7th Street, N.W.
Washington, D.C. 20004

> **Re: Capitol Investment Corp. IV**
> **Registration Statement on Form S-1**
> **Filed July 3, 2017**
> **File No. 333-219146**

Dear Mr. Ein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

2.   We note your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on the NYSE. Please tell us if you expect to know before this registration statement is effective whether the NYSE has approved your listing application. In addition, please confirm that you will file a pre-effective amendment to reflect applicable changes to your disclosure if your application is not approved.

Summary, page 1

3.   Please disclose briefly in the Summary that although you will not redeem shares in an amount that would cause net assets to fall below $5,000,001, you do not have a maximum

redemption threshold based on the percentage of the shares sold in your initial public offering, as many blank check companies do.

4.   Please disclose in the Summary that you may issue additional ordinary or preferred shares to complete the initial business combination.

Track Record with Acquisition Vehicles, page 2

5.   Please ensure that the information about your management's track record is balanced, with equally prominent discussion of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors.

Initial Business Combination, page 3

6.   You disclose that NYSE rules require that you complete one or more business combinations with an aggregate fair market value of at least 80% of the value of the assets held in the trust account, excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account. Section 102.06 of the NYSE Listed Company Manual excludes amounts disbursed to management for working capital purposes and the amount of any deferred underwriting discount held in trust for purposes of calculating the 80% value of assets but does not exclude taxes payable on the interest earned. Please advise.

Founder Shares, page 9

7.   Please revise to identify the agreement(s) pursuant to which your initial shareholders have agreed to vote their shares in favor of your initial business combination, as well as the agreement(s) pursuant to which your sponsor, executive officers and directors have agreed that they will not propose any amendment to your amended and restated memorandum and articles of association as described under "Redemption of public shares…" on page 17.

Risk Factors

"Our shareholders may not be afforded an opportunity to vote…," page 21

8.   Please expand this risk factor to include a brief description of the circumstances in which there would not be a shareholder vote.

General

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Jeffrey M. Gallant
        David Miller
        Graubard Miller